UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) July 5, 2006

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
www.fpic.com

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On July 5, 2006, the registrant issued a press release announcing that its common stock has been included in the new NASDAQ Global Select Market. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibit

Exhibit Number	Description of Exhibit
99.1	Press Release, issued by FPIC Insurance Group, Inc. on July 5, 2006 (furnished pursuant to Item 7.01).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 5, 2006

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
　　　John R. Byers
　　　President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	Press Release, issued by FPIC Insurance Group, Inc. on July 5, 2006 (furnished pursuant to Item 7.01).

Exhibit 99.1

FPIC INSURANCE GROUP, INC. ANNOUNCES ITS INCLUSION IN THE NEW NASDAQ GLOBAL SELECT MARKET

JACKSONVILLE, FL, July 5, 2006 (BUSINESS WIRE)—FPIC Insurance Group, Inc. (the "Company") (NASDAQ: FPIC) announced today that its common stock is included in the new NASDAQ Global Select Market. According to NASDAQ, the NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements. Prior to the change, the Company's common stock had been listed on the NASDAQ National Market.

Beginning July 3, NASDAQ-listed companies have been classified under three listing tiers — NASDAQ Global Select Market, NASDAQ Global Market, and NASDAQ Capital Market.

"FPIC is an example of an industry leader that has achieved superior listing standards, which clearly defines the essence of the NASDAQ Global Select Market," said Bruce Aust, Executive Vice President, Corporate Client Group. "NASDAQ is focused on leading a race to the top in terms of listing qualifications. In recognizing these companies, we are highlighting their achievement in meeting the requirements to be included in the market with the highest listing standards in the world," added Mr. Aust.

NASDAQ announced the new three tier listing classification in February 2006. For additional information about the NASDAQ Global Select Market, please go to: www.nasdaq.com/GlobalSelect.

About NASDAQ

NASDAQ is the largest U.S. electronic stock market. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit www.nasdaq.com or the NASDAQ Newsroom at http://www.nasdaq.com/newsroom/.

About FPIC Insurance Group, Inc.

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other insurance carriers.

Source: FPIC Insurance Group, Inc.

FPIC Insurance Group, Inc., Jacksonville, FL
Lesa Kemp, 904-360-3657